UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

Lawrence Safarek
c/o First Niles Financial, Inc.
55 North Main Street
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 33582N 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Lawrence Safarek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) PF, SC

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 64,123
	8	SHARED VOTING POWER 22,872
	9	SOLE DISPOSITIVE POWER 64,123
	10	SHARED DISPOSITIVE POWER 22,872

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.15%

14	TYPE OF REPORTING PERSON IN

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Item 1.   Security and Issuer

          The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of First Niles Financial, Inc. (the "Company"), located at 55 North Main Street, Niles Ohio 44446.

Item 2.   Identity and Background

          The name and business address of the person filing this statement is Lawrence Safarek, c/o First Niles Financial, Inc., 55 North Main Street, Niles, Ohio 44446. Mr. Safarek the Treasurer and Vice President of the Company and the Company's wholly owned subsidiary, Home Federal Savings and Loan Association of Niles (the "Bank"), at the address stated above. During the last five years, Mr. Safarek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

          Mr. Safarek is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

          Mr. Safarek has acquired beneficial ownership of 86,995 shares of Common Stock as follows:

(i)	15,000 shares purchased by Mr. Safarek using personal funds at an aggregate cost of $150,000;
(ii)	3,940 shares purchased by Mr. Safarek through the exercise of stock options awarded to Mr. Safarek under the Company's 1999 Stock Option and Incentive Plan (the "Stock Option Plan") using personal funds at an aggregate cost of $49,368.20;

(iii)	14,035 shares awarded to Mr. Safarek as restricted stock under the Company's Recognition and Retention Plan, all of which are now vested and no longer subject to any restrictions;
(iv)	31,148 shares of Common Stock underlying unexercised stock options awarded to Mr. Safarek under the Company's Stock Option Plan, which are all currently exercisable; and
(v)	22,872 shares allocated to Mr. Safarek's account under the Company's Employee Stock Ownership Plan ("ESOP").

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Item 4.   Purpose of Transaction

          Except with respect to the stock options and shares of restricted stock awarded to Mr. Safarek by the Company as compensation, all of the shares purchased and/or acquired by Mr. Safarek are for investment purposes. Mr. Safarek may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As the Company's Treasurer and Vice President, Mr. Safarek regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

          Except as noted above, Mr. Safarek has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company's business or corporate structure;
(g)	changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

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Item 5.   Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Safarek as of the date of this filing is 86,995 shares, representing 6.15% of the shares of Common Stock outstanding.
(b)	With respect to the 86,995 shares of Common Stock beneficially owned, Mr. Safarek has sole voting and dispositive powers over 64,123 of these shares, including 31,148 shares subject to currently exercisable stock options. Mr. Safarek has shared voting power over the 22,872 remaining shares allocated to Mr. Safarek's ESOP account. Mr. Safarek has no dispositive power over the shares of Common Stock allocated to his ESOP account.

(c)	During the 60-day period prior to the date of this filing, Mr. Safarek did not effect any transactions in the Common Stock, however, on February 11, 2005, Mr. Safarek received his plan statement from the ESOP trustee indicating that 3,021 shares had been allocated to his ESOP account as of December 31, 2004.

(d)	No person other than Mr. Safarek is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Safarek, except with respect to the 22,872 shares held in Mr. Safarek's ESOP account.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          Other than with respect to shares underlying stock options awarded to Mr. Safarek under the Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Safarek and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Safarek are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.   Material to be Filed as Exhibits

None.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2005	/s/ Lawrence Safarek

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